JUMIA TECHNOLOGIES AG

INDEX TO FINANCIAL STATEMENTS

Page

Unaudited Interim Condensed Consolidated Statement of Financial Position of JUMIA TECHNOLOGIES AG at September 30, 2020 and December 31, 2019	2

Unaudited Interim Condensed Consolidated Statement of Operations and Comprehensive Income (Loss) of JUMIA TECHNOLOGIES AG for the periods ended September 30, 2020 and 2019	3

Unaudited Interim Condensed Consolidated Statement of Changes in Equity of JUMIA TECHNOLOGIES AG for the nine months ended September 30, 2020 and 2019	4

Unaudited Interim Condensed Consolidated Statement of Cash Flows of JUMIA TECHNOLOGIES AG for the periods ended September 30, 2020 and 2019	5

Notes to the Unaudited Interim Condensed Consolidated Financial Statements for the period ended September 30, 2020	6

JUMIA TECHNOLOGIES AG

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019

		As of
		September 30,	December 31,
In thousands of EUR	Note	2020	2019
Assets
Non-current assets
Property and equipment	5	15,509	17,434
Intangible assets		507	47
Deferred tax assets		102	109
Other non-current assets		1,352	1,508
Total Non-current assets		17,470	19,098
Current assets
Inventories	6	7,688	9,996
Trade and other receivables	9	10,070	16,936
Income tax receivables		938	725
Other taxes receivable		5,255	5,395
Prepaid expenses	10	5,995	12,593
Term deposits	8	1,039	62,418
Cash and cash equivalents	7	147,149	170,021
Total Current assets		178,134	278,084
Total Assets		195,604	297,182
Equity and Liabilities
Equity
Share capital	11	162,162	156,816
Share premium	11	1,018,276	1,018,276
Other reserves	12	108,776	104,114
Accumulated losses		(1,210,421)	(1,096,134)
Equity attributable to the equity holders of the Company		78,793	183,072
Non-controlling interests		(675)	(498)
Total Equity		78,118	182,574
Liabilities
Non-current liabilities
Non-current borrowings	15	6,786	6,127
Provisions for liabilities and other charges	16	308	226
Deferred income		923	1,201
Total Non-current liabilities		8,017	7,554
Current liabilities
Current borrowings	15	2,573	3,056
Trade and other payables	14	52,405	56,438
Income tax payables	22	10,245	10,056
Other taxes payable		9,058	4,473
Provisions for liabilities and other charges	16	30,630	27,040
Deferred income		4,558	5,991
Total Current liabilities		109,469	107,054
Total Liabilities		117,486	114,608
Total Equity and Liabilities		195,604	297,182

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

JUMIA TECHNOLOGIES AG

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

		For the three months ended		For the nine months ended
		September 30		September 30
In thousands of EUR	Note	2020	2019	2020	2019
Revenue	17	33,672	40,916	97,863	111,132
Cost of revenue		10,425	21,937	32,952	60,066
Gross profit		23,247	18,979	64,911	51,066
Fulfillment expense	18	16,623	20,707	49,818	53,512
Sales and advertising expense	19	6,190	13,775	22,284	40,529
Technology and content expense	20	6,312	6,984	20,540	19,544
General and administrative expense	21	22,724	32,660	84,186	105,325
Other operating income		648	713	2,801	1,392
Other operating expense		1	177	154	308
Operating loss		(27,955)	(54,611)	(109,270)	(166,760)
Finance income		1,036	4,390	2,969	4,912
Finance costs, net		4,674	(103)	6,339	1,573
Loss before Income tax		(31,593)	(50,118)	(112,640)	(163,421)
Income tax (benefit)/expense	22	793	(208)	1,387	53
Loss for the period		(32,386)	(49,910)	(114,027)	(163,474)
Attributable to:
Equity holders of the Company		(32,323)	(49,817)	(113,845)	(163,228)
Non-controlling interests		(63)	(93)	(182)	(246)
Loss for the period		(32,386)	(49,910)	(114,027)	(163,474)
Other comprehensive income/(loss) to be classified to profit or loss in subsequent periods
Exchange differences (gain/loss) on translation of foreign operations - net of tax		18,197	(19,772)	48,049	(30,279)
Other comprehensive income / (loss) on net investment in foreign operations - net of tax		(18,665)	20,525	(49,154)	31,310
Other comprehensive income/(loss)		(468)	753	(1,105)	1,031
Total comprehensive loss for the period		(32,854)	(49,157)	(115,132)	(162,443)
Attributable to:
Equity holders of the Company		(32,794)	(49,064)	(114,950)	(162,197)
Non-controlling interests		(60)	(93)	(182)	(246)
Total comprehensive loss for the period		(32,854)	(49,157)	(115,132)	(162,443)

Earnings per share (EPS) in EUR:
Basic and Diluted Loss for the period attributable to ordinary equity holders of the parent	23	(0.20)	(0.32)	(0.72)	(1.21)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

JUMIA TECHNOLOGIES AG

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

		Attributable to equity holders of the Company
						Non-
	Share	Share	Accumulated	Other		controlling	Total
In thousands of EUR	Capital	premium	losses	reserves	Total	interests	Equity
As of January 1, 2019	133	845,787	(862,048)	66,093	49,965	(117)	49,848
Loss for the period	—	—	(163,228)	—	(163,228)	(246)	(163,474)
Other comprehensive income/(loss)	—	—	(1)	1,032	1,031	—	1,031
Total comprehensive loss for the period	—	—	(163,229)	1,032	(162,197)	(246)	(162,443)
Capital contribution (Note 11)	156,683	172,489	—	—	329,172	—	329,172
Share-based payments (Note 13)	—	—	—	31,934	31,934	—	31,934
Equity transaction costs	—	—	(7,356)	—	(7,356)	—	(7,356)
Change in Non-controlling interests	—	—	(49)	24	(25)	(4)	(29)
As of September 30, 2019	156,816	1,018,276	(1,032,682)	99,083	241,493	(367)	241,126

As of January 1, 2020	156,816	1,018,276	(1,096,134)	104,114	183,072	(498)	182,574
Loss for the period	—	—	(113,845)	—	(113,845)	(182)	(114,027)
Other comprehensive income/(loss)	—	—	—	(1,105)	(1,105)	0	(1,105)
Total comprehensive loss for the period	—	—	(113,845)	(1,105)	(114,950)	(182)	(115,132)
Exercise of options (Note 11)	5,346	—	—	(4,775)	571	—	571
Share-based payments (Note 13)	—	—	—	10,542	10,542	—	10,542
Equity transaction costs	—	—	(440)	—	(440)	—	(440)
Change in Non-controlling interests	—	—	(2)	—	(2)	5	3
As of September 30, 2020	162,162	1,018,276	(1,210,421)	108,776	78,793	(675)	78,118

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

JUMIA TECHNOLOGIES AG

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

		For the three months ended		For the nine months ended
		September 30,		September 30,
In thousands of EUR	Note	2020	2019	2020	2019
Loss before Income tax		(31,593)	(50,118)	(112,640)	(163,421)
Depreciation and amortization of tangible and intangible assets	21	1,893	2,054	6,106	5,528
Impairment losses on loans, receivables and other assets	9, 21	288	559	3,538	2,607
Impairment losses on obsolete inventories	6	208	374	600	727
Share-based payment expense	13	3,418	7,100	11,998	31,934
Net (gain)/loss from disposal of tangible and intangible assets		1	(5)	11	(170)
Net (gain)/loss from disposal of financial assets at amortized cost		—	—	—	6
Impairment losses on investment in subsidiaries		—	28	—	28
Change in provision for other liabilities and charges		(2,957)	1,493	4,027	3,039
Lease modification(income)/expenses		(57)	—	(57)	—
Interest (income)/expenses		222	(498)	374	(302)
Net unrealized foreign exchange (gain)/loss		4,292	(3,910)	4,361	(3,022)
(Increase)/Decrease in trade and other receivables, prepaid expenses and other tax receivables		2,801	6,248	9,460	(6,188)
(Increase)/Decrease in inventories		1,120	3,275	327	(1,516)
Increase/(Decrease) in trade and other payables, deferred income and other tax payables		179	(9,136)	1,396	390
Income taxes paid		(449)	(145)	(1,396)	(1,271)
Net cash flows used in operating activities		(20,634)	(42,681)	(71,895)	(131,631)
Cash flows from investing activities
Purchase of property and equipment		(436)	(1,481)	(1,348)	(3,608)
Proceeds from sale of property and equipment		—	3	3	12
Purchase of intangible assets		(487)	(30)	(496)	(31)
Proceeds from sale of intangible assets		—	3	—	222
Payment for acquisition of subsidiary, net of cash acquired		—	9	—	7
Interest received		524	45	651	533
Movement in other non-current assets		—	(6)	78	(184)
Movement in term deposits and other current assets		(392)	—	61,675	(62,715)
Net cash flows (used in) / from investing activities		(791)	(1,457)	60,563	(65,764)
Cash flows from financing activities
Repayment of borrowings		—	(5)	—	(5)
Interest settled - financing		20	(78)	(27)	(78)
Repayment of lease interest	15	(323)	67	(985)	(700)
Repayment of lease liabilities	15	(518)	(1,210)	(3,046)	(2,547)
Equity transaction costs	11	(118)	(1,109)	(426)	(4,856)
Capital Contributions	11	—	5	—	329,178
Proceeds from exercise of share options	11	260	—	571	—
Net cash flows (used in) / from financing activities		(679)	(2,330)	(3,913)	320,992
Net increase/(decrease) in cash and cash equivalents		(22,104)	(46,468)	(15,245)	123,597
Effect of exchange rate changes on cash and cash equivalents		(5,073)	2,145	(7,627)	2,841
Cash and cash equivalents at the beginning of the period	7	174,326	271,396	170,021	100,635
Cash and cash equivalents at the end of the period	7	147,149	227,073	147,149	227,073

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

JUMIA TECHNOLOGIES AG

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE  PERIOD ENDED SEPTEMBER 30, 2020

1      Corporate information

The accompanying consolidated financial statements and notes present the operations of Jumia Technologies AG (the “Company” or “Jumia Tech”) and its subsidiaries (the “Group” or “Jumia”).

The Company was incorporated as Africa Internet Holding GmbH on June 26, 2012, and was transformed into Jumia Technologies AG, a German stock corporation on January 31, 2019. The Company is domiciled in Germany and has its registered office located at Charlottenstraße 4, 10969 Berlin.

In April 2019 Jumia Tech became a listed company on New York Stock Exchange (NYSE), under the symbol JMIA, where 19.80% of total shares were listed, with initial value per share of 14.50 USD.

Jumia is the leading pan-African e-commerce platform. Jumia’s platform consists of a marketplace, which connects sellers with consumers, a logistics service, which enables the shipping and delivery of packages from sellers to consumers, and a payment service, which facilitates transactions among participants active on Jumia’s platform.

The Group has incurred significant losses since its incorporation. The Group expects to continue generating losses as it makes the necessary investments to grow and/or rebalance its business. The Group will therefore continue to require additional funding either from existing or new shareholders.

The interim condensed consolidated financial statements have been prepared on a basis which assumes that the Group will continue as a going concern, and which contemplates the recoverability of assets and the satisfaction of the liabilities and commitments in the normal course of business. The Group has sufficient resources to operate as a going concern for the next 12 months.

On November 8, 2020 the Supervisory Board authorized these interim condensed consolidated financial statements for issuance.

2      Basis of preparation

This interim financial report for the quarterly reporting period ended September 30, 2020 has been prepared in accordance with IAS 34 Interim Financial Reporting.

Our business is seasonal and, consequently, our results tend to fluctuate from quarter to quarter. However, the comparability of the Group's results and financial position of the interim period, is not significantly affected by the level of seasonality.

The interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the consolidated financial statements for the year ended December 31, 2019.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of the new standards effective as of January 1, 2020 (Note 4 a)).

The interim condensed consolidated financial statements are presented in euros and all values are rounded to the nearest thousand (€000), except when otherwise indicated.

3      Significant changes in the current reporting period

The financial position and performance of the Group was particularly affected by the following events and transactions during the nine months ended September 30, 2020:

●	The Group agreed to pay a settlement for several class action lawsuits, in the amount of $5 million, $1 million of which will be funded by insurance coverage. In result, the Group recorded in the current period an expense in the amount of €4.5 million. (see Notes 14 and 21).
●	The World Health Organization declared coronavirus and COVID-19 a global health emergency on 30 January 2020. As an e-commerce company operating in Africa, we experienced effects that varied in nature and intensity by country and evolved over time.
o	In the early part of the first quarter of 2020, factory shutdowns in China affected our cross-border business where we facilitate orders from international sellers in general and Chinese ones in particular. It also impacted some of our local sellers who rely on product imports from China. As work resumed in Chinese factories these disruptions eased gradually and their impact on the first quarter 2020 performance was not significant.
o	With the virus reaching Africa starting in March 2020, we started seeing local effects of the pandemic. In terms of business impact, the main effect was localized logistic and supply disruption that persisted throughout the second quarter of 2020 with limited tailwinds from a demand standpoint at group level.
◾	Across the majority of our addressable market, we experienced no meaningful change in consumer behavior, aside from increased demand for essential and every-day products and reduced appetite for higher ticket size, discretionary purchases. We experienced a temporary surge in volumes in some markets, such as Morocco and Tunisia, while in Nigeria and South Africa, we faced significant disruption as a result of movement restriction that only started easing towards the end of the second quarter 2020.
◾	We have seen increased demand from brands and sellers, across all geographies, to join and expand their business on our platform as the COVID-19 crisis further established e-commerce as an important route to market.
o	While we encountered less supply and logistics disruption in the third quarter vs the first half of 2020, the effects of the COVID-19 pandemic continued playing out, negatively impacting consumer sentiment in our countries of operation.
o	Due to the complexity of the overall factors, which cannot be reliably separated from unrelated drivers of changes in the Group’s financial performance, the several impacts could not be quantified.

Changes in accounting policies, estimates and assumptions

There have been no material revisions to the nature and amount of estimates reported in prior periods, except for the effect of the settlement of the lawsuit. However, as presented above, the effects of COVID-19 have required assessment of significant judgments and estimates to be made, including but not limited to:

●	Determining the net realizable value of inventory that has become slow moving due to the effects of COVID-19; and,

●	Estimates of expected credit losses attributable to accounts receivable arising from sales to customers on credit terms, including the incorporation of forward-looking information to supplement historical credit loss rates.

4      New accounting pronouncements

a)	New standards, interpretations and amendments adopted by the Group

During the current period the Group has adopted the following amendments, which have no material impacts on the Group’s interim consolidated financial statements.

●	Amendments to IFRS 3: Definition of a business
●	Amendments to IAS 1 and IAS 8: Definition of Material.
●	Amendments to IFRS 9, IAS 39 and IFRS 7: Interest Rate Benchmark Reform (Phase 1)
●	Amendments to References to the Conceptual Framework in IFRS Standards
b)	Standards issued during the interim period but not yet effective in the interim condensed consolidated financial statements

Amendment to IFRS 16: Covid 19-related rent concessions.

In May 2020, the IASB issued an amendment to IFRS 16 Leases which exempts lessees from assessing whether the rent concessions granted by lessors under COVID-19 are a modification to the lease contract, when three criteria are cumulatively met: i) the change in lease payments results in a revised fee for the lease that is substantially equal to, or less than, the fee immediately prior to the change; ii) any reduction in lease payments only affects payments due on or before June 30, 2021; and iii) there are no substantive changes to other lease terms and conditions. This amendment is applicable for annual reporting periods beginning on or after June 1, 2020, with early application permitted. The Group chose not to perform early application and does not expect to apply this practical expedient.

5      Property and Equipment

Movements in the carrying amount of property and equipment were as follows:

			Transportation
			equipment,
			office
		Technical	equipment	Right of use
		equipment and	and other	assets - Office
In thousands of EUR	Buildings	machinery	equipment	and Warehouse	Total
Cost
Balance as of December 31, 2019	2,626	2,412	11,949	14,060	31,047
Additions	241	195	912	4,081	5,429
Disposals	(15)	(17)	(74)	—	(106)
Reclassification	72	(95)	23	—	—
Effect of translation	(204)	(136)	(788)	(1,132)	(2,260)
Balance as of September 30, 2020	2,720	2,359	12,022	17,009	34,110
Accumulated depreciation
Balance as of December 31, 2019	(1,329)	(1,108)	(6,887)	(4,289)	(13,613)
Depreciation charge	(482)	(376)	(1,849)	(3,399)	(6,106)
Accumulated depreciation on disposals	15	17	74	—	106
Effect of translation	105	85	507	315	1,012
Balance as of September 30, 2020	(1,691)	(1,382)	(8,155)	(7,373)	(18,601)
Carrying amount as of December 31, 2019	1,297	1,304	5,062	9,771	17,434
Carrying amount as of September 30, 2020	1,029	977	3,867	9,636	15,509

During the nine months ended on September 30, 2020, the Group’s main additions on Right of use assets include new lease contracts for an office in Egypt, Nigeria and Portugal and a warehouse facility in Egypt.

6      Inventories

Inventories are comprised of the following:

	As of
In thousands of EUR	September 30, 2020	December 31, 2019
Merchandise available for sale	9,103	11,176
Less: Provision for slow moving and obsolete inventories	(1,415)	(1,180)
Total Inventories	7,688	9,996

The total cost of inventory recognized as an expense, under the caption cost of revenue, in the interim consolidated profit or loss for the three months ended September 30, 2020 was EUR 10,425 thousand (September 30, 2019: 21,937).

The total cost of inventory recognized as an expense in the interim consolidated profit or loss for the nine months ended September 30, 2020 was EUR 32,952 thousand (September 30, 2019: 60,066).

Provision for slow moving and obsolete inventories

The total net provision for slow moving and obsolete inventories recognized as an expense in the interim consolidated profit or loss for the three months ended September 30, 2020 was EUR 208 thousand (September 30, 2019: 374).

The total net provision for slow moving and obsolete inventories recognized as an expense, under the caption cost of revenue, in the interim consolidated profit or loss for the nine months ended September 30, 2020 was EUR 600 thousand (September 30, 2019: 727).

7      Cash and cash equivalents

Cash and cash equivalents comprised the following:

	As of
In thousands of EUR	September 30, 2020	December 31, 2019
Cash at bank and in hand	147,149	52,729
Short-term deposits	—	117,292
Total Cash and cash equivalents	147,149	170,021

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

Cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified expected credit loss as of September 30, 2020 was EUR 223 thousand (December 31, 2019: nil).

8      Term Deposits

Term deposits comprised the following:

	As of
	September 30, 2020	December 31, 2019
Short term deposits - banks	653	62,418
Short term deposits - others	386	—
Term Deposits	1,039	62,418

Short-term deposits in banks represent interest bearing deposit with a commercial bank for a fixed period of more than 3 months.

The Group has pledged short-term guarantee deposits with its commercial vendors. At September 30, 2020, the fair value of the short-term guarantee deposits pledged were EUR 386 thousand (December 31, 2019: nil).

9    Trade and other receivables

Trade and other receivables were comprised of the following:

		As of
In thousands of EUR	Note	September 30, 2020	December 31, 2019
Advances to suppliers		1,096	2,356
Trade notes and accounts receivable		13,133	17,780
Less: Allowance for impairment of trade notes and accounts receivable		(7,506)	(8,283)
Unbilled revenues		1,164	858
Other receivables		2,865	4,728
Less: Allowance for impairment of other receivables		(682)	(503)
Trade and other receivables		10,070	16,936

Allowance for expected credit losses

The movement of allowance for expected credit losses (“ECL”) of trade notes and accounts receivables and other receivables (including related parties) is as follows:

	ECL of trade notes
	and accounts	ECL of other
In thousands of EUR	receivable	receivables
Balance as of December 31, 2019	8,283	503
Additions	3,589	268
Reversal	(279)	(40)
Use of provision	(3,515)	—
Effect of translation	(572)	(49)
Balance as of September 30, 2020	7,506	682

The ageing analysis of trade notes and accounts receivables is as follows:

					Past due but not impaired
			Total	Neither past
		Total	expected	due nor	< 30	30 - 90	>90
In thousands of EUR	Total net	gross	credit losses	impaired	days	days	days
As of September 30, 2020	5,627	13,133	(7,506)	795	2,789	722	1,321
As of December 31, 2019	9,497	17,780	(8,283)	3,291	1,554	2,515	2,137

10      Prepaid expenses

As of September 30, 2020, prepaid expenses were comprised of prepaid server hosting fees and software licenses amounting to EUR 2,353 thousand (December 31, 2019: 7,788), prepaid insurance amounting to EUR 1,814 thousand (December 31, 2019: 843), advance payments to the Group’s online payment services amounting to EUR 734 thousand (December 31, 2019: 2,168) and prepaid short-term leases and other goods and services amounting to EUR 1,094 thousand (December 31, 2019: 1,794).

11      Share capital and share premium

Ordinary shares issued and fully paid as at September 30, 2020

Number of shares	Class	Par value (EUR)	Share capital (in thousands of EUR)	Share premium (in thousands of EUR)	Total
162,161,928	Ordinary	1	162,162	1,018,276	1,180,438
Total		1	162,162	1,018,276	1,180,438

Ordinary shares issued and fully paid as at December 31, 2019

Number of shares	Class	Par value (EUR)	Share capital (in thousands of EUR)	Share premium (in thousands of EUR)	Total
156,816,494	Ordinary	1	156,816	1,018,276	1,175,092
Total		1	156,816	1,018,276	1,175,092

The total authorized number of ordinary shares is 162,161,928 shares as at September 30, 2020 (December 31, 2019: 156,816,494 shares) with a par value of EUR 1.00 per share. All issued ordinary shares are fully paid. Each ordinary share carries one vote.

During the nine months ended September 30, 2020, 5,345,434 shares were issued, with nominal value of EUR 1 each. Share capital was issued to the beneficiaries of the virtual participation program for exercise of their stock options.

For the nine months ended September 30, 2020, the total settlement of claims related to the share-based payment compensation amounts to EUR 4,775 thousand and it is presented as a decrease to other reserves in the interim consolidated statement of changes in equity (Note 12). Out of the share capital increase 4,759,452 shares were issued with an exercise price of 0.12 EUR per share representing the net capital contribution received of EUR 571 thousand, during the period.  Related transaction costs of EUR 201 thousand were recognized directly in the accumulated losses.

12      Other Reserves

		Exchange
		difference on
		net investment	Currency	Total
	Capital	in foreign	translation	other
In thousands of EUR	reserves	operations	adjustment	reserves
As of December 31, 2019	113,395	(69,464)	60,183	104,114
Other comprehensive loss		(49,041)	47,936	(1,105)
Total comprehensive loss for the period	—	(49,041)	47,936	(1,105)
Share-based payments (Note 13)	10,542			10,542
Exercise of options (Note 11)	(4,775)			(4,775)
Change in Non-controlling interests				—
As of September 30, 2020	119,162	(118,505)	108,119	108,776

Exercise of options corresponds to the total settlement of claims related to the share-based payment options, for the nine months ended September 30, 2020, as described in Note 11.

13      Share-based compensation

New share-based payment plans granted during 2020

Stock Option Program 2020

Our shareholders approved the Stock Option Program 2020 (the “2020 Plan”) at our 2020 Annual General Meeting. Jumia granted an individual number of stock options to beneficiaries under the terms and conditions of the SOP 2020.

Each stock option entitles the holder to receive one share of Jumia (or 0.5 ADS as 1 ADS represent 2 shares of Jumia). The option can be exercised after a waiting period (starting from May 15, 2020, the contract date of the individual agreement) of four years at a price which is determined based on the average share price of the last 60 trading days prior to the contract date. The exercise period starts directly after the waiting period and ends two years following the expiry of the waiting period. The exercise of stock options is prohibited during defined blackout periods.

Jumia is entitled to elect, at its sole discretion, a cash payment for each vested stock option instead of issuing one share.

The stock options can only be exercised, if the average annual growth rate of the Gross Merchandise Volume amounts to at least 10% during the four years waiting period. If this performance target is not met, all options will lapse.

Moreover, there is a second condition (only) for a part of the stock options granted to certain members of senior management: The Adjusted EBITDA must be positive for two consecutive quarters by 31 March 2023. If this condition is met for one or more Big Countries (Egypt, Ivory Coast, Kenya, Morocco and Nigeria) or Small Countries (Algeria, Ghana, Senegal, South Africa, Tunisia and Uganda), an individual number of options will vest (if and to the extent of the satisfaction of the other vesting requirements set out in the terms and conditions) for each country for that the condition is met. A satisfaction of the condition for a Big Country will result in a vesting of a greater number of stock options than a satisfaction of the condition for a Small Country.

The stock options are subject to vesting requirements.

The stock options shall generally vest in two tranches. Two-thirds of the granted stock options shall vest after two years after grant date. The remaining one-third of the granted stock options shall vest after three years after grant date.

Beneficiaries who are members of the management board will forfeit the right to exercise their options if they resign and start working for a competitor within the next 6 months after the resignation.

Other beneficiaries will keep all stock options that are vested.

If Jumia pays dividends during the waiting period or exercise period, the beneficiaries are entitled to receive a dividend payment for each vested but not yet exercised stock option. However, Jumia does not expect to pay dividends during the next years.

The company is accounting for the stock options of the SOP 2020 as an equity settled plan. For equity-settled awards, the expenses to be recognized are determined based on the grant date fair value of the awards.

The fair values of the SOP 2020 are derived from the Black-Scholes-Merton model with the following inputs:

SOP 2020
Fair value per ADS(1)	USD 6.48
Exercise price per ADS	USD 3.67
Risk-free interest rate(2)	0.26%
Expected dividend yield(3)	0%
Expected life (years)(4)	4 years
Expected volatility(5)	50%
Weighted average of Fair value of Options	EUR 1.26

(1)	The Fair value per ADS is derived based on the value per ADS of Jumia traded on the New York Stock Exchange converted into Euro.
(2)	Risk-free interest rate is based on US government bond yields consistent to the expected life of options.
(3)	Expected dividend yield is assumed to be 0% based on the fact that the Group has no history or expectation of paying a dividend
(4)	Expected life of share options is based on the waiting period of four years.
(5)	Expected volatility is assumed based on the historical volatility of the Group’s comparable companies in the period equal to the expected life of each grant.

Non-vesting conditions were considered in the determination of the fair value of the options.

As each stock option entitles the holder to receive one share of Jumia, the Fair value per ADS and the exercise price per ADS have to be divided by 2 in order to derive the value per option.

For the 2020 Plan, Jumia recognized expenses of EUR 534 thousand for the three months ended September 30, 2020 and EUR 637 thousand for the nine months ended September 30, 2020.

Virtual Restricted Stock Unit Program 2020

Our shareholders also approved the Virtual Restricted Stock Unit Program 2020 (the “2020 VRSUP”) at our 2020 Annual General Meeting. Jumia granted an individual number of virtual restricted stock units (“VRSUs”) to beneficiaries under the terms and conditions of the 2020 VRSUP.

Grants are based on individual grant agreements.

Each beneficiary received an individual grant agreement that includes the individual number of VRSUs. Each VRSU entitles the holder to receive a cash payment equal to the ten trading day average share price after the publication by the Company of the later of its last half year report or its last annual financial statements.

For selected employees of the company (i.e. Group 2) and selected employees of affiliated companies (i.e. Group 4), Jumia is entitled to elect, at its sole discretion, to issue one share for each vested VRSU instead of a settlement in cash.

In general, the VRSUs shall vest one year after the grant and will be paid out as soon as reasonably practicable following the expiration of a period of twelve trading days after the publication of Jumia’s first half year report or annual financial statements after the vesting date. All VRSUs will be forfeited if a beneficiary resigns before the payout.

The RSUs for all beneficiaries are not subject to any performance conditions or a maximum payout amount (Cap).

The VRSUP 2020 is recognized as a cash-settled plan for certain beneficiaries (e.g. members of the management board) and as an equity-settled plan for all other beneficiaries. For cash-settled awards, the expenses are determined on the fair value of the awards at each reporting date. For equity-settled awards, the expenses to be recognized are determined based on the grant date fair value of the awards.

The fair value per VRSU was derived based on the observable stock price of Jumia as at the grant date or the reporting date depending on the cash- or equity-settled classification. The weighted average fair value per VRSU amounts to EUR 3.20.

For the cash-settled part of the 2020 VRSUP, Jumia recognized expenses of EUR 979 thousand for the three months ended September 30, 2020 and EUR 1,286 thousand for the nine months ended September 30, 2020. For the equity-settled part of the 2020 VRSUP, Jumia recognized expenses of EUR 532 thousand for the three months ended September 30, 2020 and EUR 682 thousand for the nine months ended September 30, 2020.

Other existing plans

For the other existing plans, Jumia recognized expenses of EUR 1,373 thousand for the three months ended September 30, 2020 and EUR 9,392 thousand for the nine months ended September 30, 2020 (For the three months ended September 30, 2019: 7,100; For the nine months ended September 30, 2019: 31,934).

14      Trade and other payables

Trade and other payables comprise the following:

		As of
In thousands of EUR	Note	September 30, 2020	December 31, 2019
Trade payables		16,924	15,762
Invoices not yet received		19,509	19,292
Accrued employee benefit costs		8,159	7,943
Sundry accruals		7,813	13,441
Trade and Other Payables		52,405	56,438

Invoices not yet received include a litigation settlement accrual of EUR 4,265 thousand (USD 5,000 thousand). As previously disclosed, several putative class action lawsuits were filed in the U.S. District Court for the Southern District of New York and the New York County Supreme Court against us and other defendants, including current and former members of our supervisory and management boards. The cases assert claims under federal securities laws based on alleged misstatements and omissions in connection with, and following, our initial public offering. On August 11, 2020, we reached an agreement to fully resolve all of the actions, subject to standard conditions including court approval. Under this agreement, in which the defendants do not admit any liability or wrongdoing, Jumia will make a settlement payment of USD 5,000 thousand, USD 1,000 thousand of which will be funded by insurance coverage.

Sundry accruals relate principally to consultancy, legal, marketing, IT and logistics services payables.

15      Borrowings

Lease liabilities are presented in the statement of financial position as follows:

	As of
In thousands of EUR	September 30, 2020	December 31, 2019
Current	2,573	3,056
Non-current	6,786	6,127
Total Lease liabilities	9,359	9,183

Set out below is the maturity of the lease liabilities classified as non-current as of September 30, 2020:

In thousands of EUR	One to five years	More than five years	Total
Lease liability future payments	6,501	285	6,786

The Group has several lease contracts that include extension and termination options. Whenever the contracts do not include a mutual agreement clause, the extension options attributed to the Group are assumed to be exercised and, therefore, are included in the lease terms considered when measuring our lease liabilities.

Changes in liabilities arising from financing activities

In thousands of EUR	December 31, 2019	Additions	Payments	Reclassification	Effect of translation	September 30, 2020
Current lease liabilities	3,056	2,453	(4,031)	1,256	(161)	2,573
Non-current lease liabilities	6,127	2,584		(1,256)	(669)	6,786
Total liabilities from financing activities	9,183	5,037	(4,031)	—	(830)	9,359

Additions include EUR 1,026 thousand of accrued interest.

16      Provisions for liabilities and other charges

Movements in provisions for liabilities and other charges are as follows:

		Marketplace
		and consignment	Provision for
In thousands of EUR	Tax risks	goods	other expenses	Total
Balance as of December 31, 2019	25,840	549	877	27,266
Additions	3,169	497	928	4,594
Reversals	(170)	(219)	(178)	(567)
Use of provision	—	—	—	—
Effect of translation	(256)	(29)	(70)	(355)
Balance as of September 30, 2020	28,583	798	1,557	30,938
Current	28,583	798	1,249	30,630
Non-current	—	—	308	308

Tax risks

As of September 30, 2020, tax risk provision includes provisions related to VAT for EUR 10,398 thousand (December 31, 2019: 10,344), provisions related to Withholding Tax (WHT) for EUR 18,091 thousand (December 31,

2019: 15,399) and provisions related to other taxes for EUR 95 thousand (December 31, 2019: 97). Provision is calculated based on the detailed review of uncertain tax positions completed by management across the group and in consideration of the probability of a liability arising, within the applicable statute of limitations.

Marketplace and consignment goods

The provision for marketplace and consignment goods relates to the lost and damaged items, to be reimbursed to the vendors. Provision is calculated based on the detailed review of these items, and it is expected to be utilized during the next 12 months.

Provision for other expenses

Provision for other expenses comprise of litigations and provisions related to employees, vendors, customers and other parties. The provisions are calculated based on our best estimate considering past experience.

17      Revenue

Revenue is comprised of the following:

	For the three months ended		For the nine months ended
	September 30,		September 30,
In thousands of EUR	2020	2019	2020	2019
Sales of goods	9,792	20,981	30,683	58,121
Commissions	8,706	6,080	24,687	16,617
Fulfillment	8,267	7,313	22,348	18,001
Value added services	4,901	4,729	14,367	14,042
Marketing and Advertising	1,521	1,556	4,698	3,771
Other revenue	485	258	1,080	580
Revenue	33,672	40,916	97,863	111,132

As previously disclosed in the annual consolidated financial statements, the Group had one operating and reportable segment, an e-Commerce platform. Although the e-Commerce platform consists of different business platforms of the Group, the chief operating decision-maker, comprised of two Co-CEO’s and the CFO, makes decisions regarding allocation of resources based on the long-term growth potential of the Company as determined by market research, growth and potential in regions, and various internal key performance indicators.

For the nine months ended September 30, 2020, no customer amounted for more than 5% of Group revenues (September 30, 2019: nil).

The Group’s geographical distribution of revenue was as follows:

	For the three months ended		For the nine months ended
Revenue	September 30,		September 30,
in thousands of EUR	2020	2019	2020	2019
West Africa(1)	15,138	17,467	44,589	47,310
North Africa(2)	11,398	13,887	34,092	40,214
East and South Africa(3)	6,853	8,571	18,489	22,610
Europe	177	991	579	998
United Arab Emirates	106	—	114	—
Total	33,672	40,916	97,863	111,132

(1) West Africa covers Nigeria, Ivory Coast, Senegal, Cameroon and Ghana.

(2) North Africa covers Egypt, Tunisia, Morocco and Algeria.

(3) East and South Africa covers Kenya, Tanzania, Uganda, Rwanda and South Africa.

The variation registered in the Group’s revenue for the three and nine months ended on September 30, 2020 was mainly driven by our marketplace gaining more depth, which positioned us to undertake fewer sales on a first party basis.

18      Fulfillment expense

Fulfillment expense is comprised of the following:

	For the three months ended		For the nine months ended
	September 30,		September 30,
In thousands of EUR	2020	2019	2020	2019
Fulfillment staff costs	4,109	5,234	12,977	14,957
Fulfillment centers expense	731	1,168	2,564	3,366
Freight and shipping expense	11,783	14,305	34,277	35,189
Fulfillment expense	16,623	20,707	49,818	53,512

For the three and nine months ended on September 30, 2020, the Group’s fulfillment expense has decreased primarily due to a number of operational enhancements across our logistics operations. These enhancements included a change in our volume pricing model from cost per package to cost per stop, improvements in our cross-border shipping matrix alongside staff costs savings in our fulfillment centers.

19      Sales and advertising expense

Sales and advertising expense is comprised of the following:

	For the three months ended		For the nine months ended
	September 30,		September 30,
In thousands of EUR	2020	2019	2020	2019
Sales and advertising staff costs	1,955	1,950	6,548	5,763
Sales and advertising campaigns	4,235	11,825	15,736	34,766
Sales and advertising expense	6,190	13,775	22,284	40,529

The reduction registered in the Sales and advertising expense for the three and nine months ended on September 30, 2020, is primarily due to continued enhancements to our performance marketing strategy across search and social media channels, including through more granular segmentation of our target market with differentiated campaigns and content for each segment.

20      Technology and content expense

Technology and content expense is comprised of the following:

	For the three months ended		For the nine months ended
	September 30,		September 30,
In thousands of EUR	2020	2019	2020	2019
Staff Costs - Technology and content	3,197	3,157	10,018	9,562
Technology license and maintenance expenses	3,115	3,827	10,522	9,982
Technology and content expense	6,312	6,984	20,540	19,544

21      General and administrative expense

General and administrative expense is comprised of the following:

	For the three months ended		For the nine months ended
	September 30,		September 30,
In thousands of EUR	2020	2019	2020	2019
Staff Costs	12,057	16,870	40,366	63,941
Occupancy Costs	409	406	1,062	1,219
Professional fees	2,546	4,559	9,027	9,035
Travel and entertainment	210	1,306	1,244	3,784
Office and related expenses	1,491	1,877	4,775	5,258
General sub-contracts	76	1,261	1,267	3,174
Bank fees & payment costs	437	327	1,249	2,009
Bad debt expense / reversal	508	586	3,761	2,635
Tax expenses	1,737	1,344	5,485	4,409
Tax provisions	946	1,703	3,169	3,009
Provisions for liabilities and other charges	107	(210)	558	29
Depreciation and amortization	1,878	2,095	6,106	5,568
Other general and administrative expense	322	536	6,117	1,255
General and administrative expense	22,724	32,660	84,186	105,325

For the nine months ended September 30, 2020, staff costs expense includes share options granted to eligible employees of EUR 11,998 thousand (September 30, 2019: 31,934).

For the nine months ended September 30, 2020 Other general and administrative expense includes EUR 4,265 thousand for the class action settlement described in Note 14, and EUR 2,021 thousand (September 30, 2019: 1,091) for insurance premiums.

22      Income tax

Income tax expense is comprised of the following:

	For the three months ended		For the nine months ended
	September 30,		September 30,
In thousands of EUR	2020	2019	2020	2019
Current tax	793	(208)	1,387	53
Total Income tax (benefit) / expense	793	(208)	1,387	53

In Nigeria, the Finance law of 2019 came into effect resulting, for the nine months ended September 30, 2020, in a minimum income tax expense of EUR 285 thousand (September 30, 2019: nil).

Income tax payables comprise the following:

	As of	As of
	September 30, 2020	December 31, 2019
Income Tax Payables	355	400
Provision for Income Tax	9,890	9,656
Total	10,245	10,056

23      Earnings per share

The following table reflects the loss and share data used in the basic and diluted EPS calculations:

	For the three months ended		For the nine months ended
	September 30,		September 30,
In thousands of EUR	2020	2019	2020	2019
Numerator
Loss for the period	(32,386)	(49,910)	(114,027)	(163,474)
Less: net loss attributable to non-controlling interest	(63)	(93)	(182)	(246)
Loss attributable to Equity of the Company	(32,323)	(49,817)	(113,845)	(163,228)
Denominator
Weighted average number of shares for basic and diluted EPS	161,038,010	156,816,494	158,281,076	135,209,568

Loss per share - basic and diluted	(0.20)	(0.32)	(0.72)	(1.21)

The weighted average of potential shares for the year to date that would arise from securities that were not included in the diluted earnings per share calculation, as they would be anti-dilutive, are as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Share Options	7,921,745	8,824,566	5,433,252	7,834,683

In August 2020, 54,724 stock options were exercised, which will increase the share capital of the Company by 54,724 shares. The capital increase is conducted in October 2020. Additionally, 236,658 shares are issued in October 2020 to settle beneficiaries of legacy participation programs of the Company. There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these financial statements.

24      Transactions and balances with related parties

Transactions with MTN

Our shareholder Mobile Telephone Networks Holdings (Pty) Ltd sold a significant number of shares in Jumia, during the third quarter of 2020, and no longer qualifies as a related party, as of September 30, 2020.

The Group engages in several initiatives with affiliates of MTN. For example, consumers may pay for transactions on Jumia’s platform with MTN’s mobile money. The Group has also set up dedicated MTN branded online stores on our platform. For the nine months ended September 30, 2020, the expenses incurred with MTN amounted to EUR 220 thousand (September 30, 2019: 438). For the three months ended September 30, 2020, the expenses incurred with MTN amounted to EUR 84 thousand (September 30, 2019: 159).

In 2020, the Group also entered into an agreement in which MTN prepaid for corporate and gift purchases in Jumia’s platform through vouchers, which amounted for the nine months ended September 30, 2020 to EUR 961 thousand (for the three months ended September 30, 2020: 221), from which EUR 864 thousand have been converted into revenue during the period. In 2019, MTN prepaid for their employees purchases in Jumia’s platform through the wallet top-ups which amounted for the nine months ended September 30, 2019 to EUR 524 thousand (for the three months ended September 30, 2019: 35), which have all been converted into revenue during the period.

Transactions with Key management

Key management includes the senior executives. The compensation paid or payable to key management for employee services is shown below:

	For the three months ended		For the nine months ended
In thousands of EUR	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Short-term employee benefits	714	4,576	2,447	6,035
Other benefits	7	(25)	15	24
Share-based compensation	1,222	2,113	4,316	9,305
Total	1,943	6,664	6,778	15,364

25      Fair Values of Financial Instruments

Management considers that the carrying amounts of financial assets and financial liabilities in the financial statements approximate their fair values.

As of September 30, 2020 and December 31, 2019, the Group does not own assets and liabilities measured at fair value through profit or loss or assets at fair value through comprehensive income in accordance with IFRS 9.

26      Financial risk management

Market risk

Foreign currency risk

Intercompany loans bear the majority of the Group’s foreign currency risk as they are issued and are repayable in Euro or US dollars. Fluctuation of various exchange rates in Africa and the resulting related foreign exchange gains or losses are recognized in other comprehensive income.

Credit risk

Trade receivables

As of September 30, 2020, the Group has as an allowance for uncollectible receivables of EUR 7,506 thousand (December 31, 2019: 8,283) as set out in the Note 9. Additionally, the Group has as an allowance for uncollectible other receivables of EUR 682 thousand (December 31, 2019: 503). The ECL provision for uncollectible receivables represents 57% (December 31, 2019: 47%) of the total trade and other receivables.

Cash deposits

As of September 30, 2020, the impact of measuring ECL for cash and cash equivalents remains immaterial in the consolidated financial statements.

The majority of the Group’s cash deposit balances are maintained in Germany. German bank accounts are secured via the deposit protection fund, which secures all bank deposits up to 20% of the liable equity of the bank.

Liquidity risk

As all funds come exclusively from the shareholders and there are no external borrowings, the Group mitigates the risk of interest.

Based on the cash flow forecast for 2021, the Group has sufficient liquidity as of September 30, 2020 for the next twelve months.

27      Commitments and contingencies

Tax contingencies

The Group has contingent liabilities related to potential tax claims arising in the ordinary course of business.

As of September 30, 2020, there are ongoing tax audits in various countries. Some of these tax enquiries have resulted in re-assessments, whilst others are still at an early stage and no re-assessment has yet been raised. Management is required to make estimates and judgments about the ultimate outcome of these investigations or litigations in determining legal provisions. Final claims or court rulings may differ from management estimates.

As of September 30, 2020, the Group has accrued for net tax provisions (excluding Uncertainty over Income Tax reported within Income Tax payables in accordance with IFRC 23 interpretation) in the amount of EUR 28,583 thousand (2019: 25,840) as a result of the assessment of potential exposures due to uncertain non income tax positions as well as pending and resolved matters with the relevant tax authorities (Note 16).

In addition to the above tax risks, in common with other international groups, the conflict between the Group’s international operating model, the jurisdictional approach of tax authorities and some domestic tax requirements in relation to withholding tax and VAT compliance and recoverability rules, could lead to a further EUR 8,925 thousand in additional uncertainty on tax positions. The likelihood of future economic outflows with regard to these potential tax claims is however considered as only possible, but not probable. Accordingly, no provision for a liability has been made in these consolidated financial statements.

The Group may also be subject to other tax claims for which the risk of future economic outflows is currently evaluated to be remote

Legal Proceedings with shareholders

Since May 2019, several putative class action lawsuits have been filed against the company, certain of its management and supervisory board members, the underwriters of its IPO, and its U.S. representative in the U.S. District Court for the Southern District of New York and the New York County Supreme Court. The cases assert claims under federal securities laws based on alleged misstatements and omissions in connection with, and following, the company’s initial public offering.  On August 11, 2020, the parties reached an agreement to fully resolve all of the actions, subject to court approval.  Under the agreement, in which the defendants do not admit any liability or wrongdoing, the company will make a settlement payment of $5 million, $1 million of which will be funded by insurance coverage.  On October 9, 2020, the plaintiffs moved for preliminary court approval of the proposed settlements.

28      Subsequent events

Management has not identified events occurred after September 30, 2020, for which, due to their materiality, additional disclosure in the Notes to the unaudited interim condensed financial statements is required.